

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2017

Peter Johnston
Chief Executive Officer
Tronox Limited
(ACN 153 348 111)
Lot 22 Mason Road
Kwinana Beach, WA, Australia 6167

     Re: **Tronox Limited**
              Definitive Proxy on Schedule 14A
              Filed August 31, 2017
              File No. 001-35573
              Form 10-K for Fiscal Year ended December 31, 2016
              File No. 001-35573

Dear Mr. Johnston:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               /s/ Jay Ingram

                               Jay Ingram
                               Legal Branch Chief
                               Office of Manufacturing and
                               Construction